NEWS RELEASE

February 13, 2013	Release 02-2013

WESTERN COPPER AND GOLD FILES FEASIBILITY STUDY

VANCOUVER, BC: Western Copper and Gold Corporation (the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce that it has filed a technical report titled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada” dated January 25, 2013 (the “Report”).

The Report summarizes the results of a feasibility study on the Casino copper-gold project, which results were first reported by the Company in a news release dated January 7, 2013. The Report was prepared by M3 Engineering & Technology Corporation.

The Report is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is also posted on the Company’s website (www.westerncopperandgold.com).

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.